Mail Stop 4561

                           September 30, 2005


Robert Farr
Chief Executive Officer
Birmingham Bloomfield Bancshares
33583 Woodward Avenue
Birmingham, Michigan  48009

Re: Birmingham Bloomfield Bancshares
       Form SB-2, filed September 6, 2005
       File Number 333-128127

Dear Mr. Farr:

      We have reviewed your Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1. In the third paragraph and other places in the filing you make reference to "certain states where none of our organizers and directors is currently licensed." Where appropriate please explain this reference, taking into account that the offering will be made by organizers and management on a best efforts basis.

2. Please confirm that the cover presentation will be limited to one page.



Why we are organizing a new bank, page 1

3. You tend to describe your market area in an isolated manner. Please expand the summary and your market area discussion in the body of the text to describe the relationship between Oakland County and the greater Detroit area for a reader who is not familiar with it.

4. We note your reference to Oakland County having a "vibrant economy" and similar promotional language on page 23. Please confirm supplementally that your market area is not impacted by the greater
Detroit area economy or revise the filing to reflect this situation, with quantification.

5. Tell us whether you paid ESRI Business Information Services to prepare the forecasts specifically for you.

Executive officers, directors and organizers, page 2

6. We note the employment background of Messrs. Dillon, Schwartz, Schwartz and Stapleton disclosed later in the prospectus. Please advise us how these persons will be permitted to sell the stock of the company in this offering, taking into account the limitations set out in Rule 3a4-1 of the Exchange Act, and in particular Rule 3a4-1(a)(3).

7. Where appropriate in the filing disclose the extent to which you
are relying on              Rule 3a4-1.  Also, confirm for us that
the organizers and management have been advised of the limitations on their selling efforts set out in that rule.

8. We note the reference to the loan from organizers being paid off in stock, but find no other discussion of this matter. Please revise the filing at Use of Proceeds and other appropriate points to reflect this situation.

Stock Options, page 4

9. Assuming issuance of the 225,000 shares allotted to the stock incentive plan, disclose the percentage of these shares to the total then outstanding. Also, give the exercise price of the options referenced in the second paragraph.

	Caution Regarding Forward-Looking Statements, page 13

10. Delete the reference to the Private Securities Litigation
Reform
Act in the first sentence. As you state in the last sentence, it does not apply to your company in its initial public offering.




Capitalization, page 18

11. Please revise to reconcile your actual accumulated pre-opening deficit of $656,795 to the amount of accumulated deficit reported in your financial statements.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations, page 19

12. Please revise to disclose how you considered the expected payments to Bankmark for consulting services and related expenses in your budgeted amounts disclosed at the top of page 18.

Related Party Transactions, page 43

13. Please revise this section to indicate whether the transactions described at the last two bullets were on terms comparable to those which would have been reached with unaffiliated parties.

        *  *  *  *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on accounting matters to Nancy Maloney at
202-551-3427, or to Joyce Sweeney, senior accountant, at 202-551-
3449. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3491.


      						Sincerely,



							Todd K. Schiffman
      Assistant Director



By fax: Geoffrey Kay
	 Fax number 214-855-4300

Birmingham Bloomfield Bancshares
Page 4